UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that it has completed its acquisition of the Lifespan® ePTFE vascular graft business, located in Laguna Hills, California, from Edwards Lifesciences Corporation (NYSE:EW) for $14 million in cash.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: December 1, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

         Thursday, December 1, 2005

ANGIOTECH COMPLETES ACQUISITION OF LIFESPAN® VASCULAR GRAFT PRODUCT LINE FROM EDWARDS LIFESCIENCES

VANCOUVER, December 1, 2005 - Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has completed its acquisition of the Lifespan® ePTFE vascular graft business, located in Laguna Hills, California, from Edwards Lifesciences Corporation (NYSE:EW) for $14 million in cash.

The transaction includes a distribution agreement with Edwards, whereby Edwards will continue to market and sell the existing Lifespan product line for a period of up to five years, and will be the exclusive distributor of Angiotech’s Vascular Wrap™ paclitaxel-eluting mesh product, packaged in combination with Lifespan® vascular grafts, in the European Union for a period of up to two years from the receipt of European regulatory approval of the Vascular Wrap™ product.  Per the agreement, Angiotech retains all marketing and distribution rights with respect to any and all Vascular Wrap™ paclitaxel-eluting mesh related products in the United States, and has co-exclusive marketing and distribution rights with respect to the standalone Lifespan® product line in the United States.

Along with the presentation of positive safety data on November 17, 2005 at the 32nd annual VEITHsymposium™, Angiotech announced its plans to initiate the PREVAIL (Paclitaxel Releasing Extra-Vascular Anastamosis Implant & Lifespan® Graft) clinical trial in the first half of 2006.  PREVAIL will be designed to assess the efficacy of Angiotech’s pioneering Vascular Wrap™ product candidate implanted in combination with Lifespan® grafts for hemodialysis patients with renal disease who receive arteriovenous (AV) access implants.

The lives of patients with end-stage renal disease are highly dependent on access to their circulatory system in order to have their blood cleaned by hemodialysis. Today there are an estimated 4.4 million people in the U.S. with end-stage renal disease.  Of these patients, 250,000 undergo hemodialysis treatment and roughly half receive of these patients have synthetic grafts for hemodialysis access. Synthetic grafts, however, has very disappointing patency rates due to the complication of scar formation in the graft. As a result of this scar formation, only 50% of these grafts remain open at one year and only 25% of these are still open at two years. The cost of these graft failures is also significant, with an added cost to the healthcare system of US$55,000.  Today, AV-access failure is responsible for 20% of all hospitalizations of patients with end-stage renal disease in the US, and the morbidity related to this failure comes with an annual cost of over $1 billion per year.

Angiotech’s Vascular Wrap™ paclitaxel-eluting mesh technology is designed to be used at the site where the AV-access graft is attached to the native vessel, which is where failure or blockage most typically occurs.  The Vascular Wrap™ product incorporates Angiotech’s pioneering paclitaxel technology, which is currently commercially available only to interventional cardiologists in the TAXUS™ paclitaxel-eluting coronary stent product line.  The Vascular Wrap™ product is a biodegradable mesh implant incorporating Angiotech’s paclitaxel technology in a novel biomaterial, and is designed specifically for use by the vascular surgeon, with the goal of mitigating scar formation and thereby potentially enhancing graft patency rates in AV-access patients.

Edwards Lifesciences, headquartered in Irvine, Calif., is focused on specific cardiovascular opportunities including heart valve disease, peripheral vascular disease and critical care technologies. The company's global brands, which are sold in approximately 100 countries, include Carpentier-Edwards, Cosgrove-Edwards, Fogarty, LifeStent, PERIMOUNT and Swan-Ganz. Additional company information can be found at http://www.edwards.com.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard, Waggener Edstrom Bioscience, (503) 443-7863,

Email: colleenb@wagged.com